FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

July 18, 2007

NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on July 17, 2007, all resolutions on the attached agenda (1-5) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Agenda – Annual Meeting of Shareholders

July 17, 2007

1. To receive and discuss the Company's consolidated balance sheet as of December 31, 2006 and the consolidated statements of income for the year then ended.
2. To approve the Board of Directors' recommendation that the cash dividend for the year ended December 31, 2006, which was paid in four installments and aggregated NIS 1.36 (approximately US$0.31) per ordinary share (or ADR), be declared final.
3. To elect the following four persons, each to serve as a director for a three-year term: Abraham E. Cohen, Prof. Roger D. Kornberg, Prof. Moshe Many and Dan Propper.
4. To approve the purchase of directors' and officers' liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $250 million, for the period from June 1, 2007 through May 31, 2008.
5. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent registered public accounting firm until the 2008 Annual Meeting of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: July 18, 2007